UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 2025
Commission File
Number: 001-04546
_________________________________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
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UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐

Unilever PLC
Cancellation of Treasury Shares

Unilever PLC ("Unilever") announces the cancellation of 13,288,138 ordinary shares held in treasury in accordance with the provisions of section 729 of the Companies Act 2006.

In accordance with Listing Rule 9.8.2 R, Unilever discloses the following information:

Date of cancellation	3 December 2025
Number of ordinary shares held in treasury cancelled:	13,288,138
Total number of shares held in treasury following the cancellation	58,078,298
Total number of ordinary shares in issue following the cancellation	2,511,709,200

For further information, please contact:
Investor Relations: Investor.Relations@unilever.com
Unilever Press Office: Press-Office.London@unilever.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 03 December 2025